Exhibit 99.1

Alterity Therapeutics Raises $4.8M AUD in Placement

– Funds to be used primarily to advance ongoing Phase 2 clinical trials in MSA –

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 22 November 2023: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced it has received binding commitments for a capital raising of A$4.8M before costs via a two tranche placement (the “Placement”) of fully paid ordinary shares (“new shares”) to Australian and international institutions and other unrelated sophisticated, professional or other exempt investors.

“We are grateful for the support from both current and new investors as we continue to advance our clinical development and research programs,” said David Stamler, M.D., Chief Executive Officer of Alterity. “We are making excellent progress with our two Phase 2 clinical trials in Multiple System Atrophy with enrollment recently completed in our randomized, double-blind ATH434-201 study. In our ATH434-202 open label biomarker study, we look forward to potential preliminary data in the first half of next year in the first cohort of patients from that trial.”

Placement details

The Placement was conducted at A$0.0035 per new share. For every new share issued, one (1) free attaching short-dated option will be issued. The short-dated option will have an exercise price of A$0.007 and an expiry date of 31 August 2024. In addition, for every three (3) new shares issued, one (1) free attaching long-dated option will be issued. The long-dated option will have an exercise price of A$0.01 and an expiry date of 31 August 2026.

Tranche one of the Placement is to raise approximately A$1.3M and will be issued under the Company’s available placement capacity pursuant to ASX Listing Rule 7.1 (362,462,762 new shares). The issue of new shares forming tranche one of the Placement is proposed to occur on or about 29 November 2023.

Tranche two of the Placement is to raise approximately A$3.5M (1,008,965,809 new shares) and the issue of all free attaching short-dated options (1,371,428,571 short-dated options) and long-dated options (457,142,857 long-dated options) are conditional on shareholder approval to be sought at a General Meeting of the Company which is planned for late December 2023/early January 2024. Subject to satisfying the quotation conditions of ASX, including the spread requirements set out in ASX Listing Rule 2.5, condition 6, the long-dated options are intended to be quoted on the ASX on completion of the SPP.

The New Shares and New Options under Tranche two of the Placement include an aggregate of A$100,000 of commitments from related parties (directors and their associates) to subscribe under the Placement, subject to shareholder approval which will be sought at the same general meeting. The Company CEO, David Stamler (or his nominee(s)), has also committed to subscribe under the Placement.

The new shares to be issued will rank equally with existing ATH fully paid ordinary shares.

Security Purchase Plan

The Company is also pleased to provide shareholders with a registered address in Australia and New Zealand at the record date (7.00pm on 21 November 2023) with the opportunity to participate in a Security Purchase Plan (“SPP”) under which shares and free-attaching options are to be offered to eligible shareholders on the same terms as the Placement up to a maximum of A$30,000 per eligible shareholder. The maximum total subscription under the SPP is A$2 million.

The SPP offer is only being made to shareholders with a registered address in Australia or New Zealand in the register of members of the Company, having regard to the compliance costs of making the SPP offer in other jurisdictions.

The Company will release offer materials for the SPP after and subject to shareholder approval.

Use of Proceeds

The use of proceeds from this financing will provide ongoing funding of Alterity’s Phase 2 clinical trials in MSA, ATH434-201 and ATH434-202, along with planning for a potential Phase 3 clinical trial in MSA, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital.

Alterity’s lead candidate, ATH434, is an oral agent designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology and preserve neuronal function by restoring normal iron balance in the brain. As an iron chaperone, it has excellent potential to treat Parkinson’s disease as well as various Parkinsonian disorders such as MSA. ATH434 successfully completed Phase 1 studies demonstrating the agent is well tolerated and achieved brain levels comparable to efficacious levels in animal models of MSA.

Study ATH434-201 is a randomized, double-blind, placebo-controlled Phase 2 clinical trial in patients with early-stage MSA and Study ATH434-202 is an open-label Phase 2 Biomarker trial in patients with more advanced MSA. ATH434 has been granted Orphan drug designation for the treatment of MSA by the U.S. FDA and the European Commission.

Alterity is also evaluating ATH434 in preclinical studies in Parkinson’s disease with recent publications that have provided further evidence that ATH434 has the potential to be neuroprotective in humans with this condition. The Company also maintains a robust discovery and research efforts focused on generating novel, patentable compounds covering several neurodegenerative diseases.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Not an offer in the United States

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States or to US Persons (as defined in Rule 902(k) under the US Securities Act) except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

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